COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV CNPJ No. 02.808.708/0001-07 NIRE 35.300.157.770

Publicly-held Company

MATERIAL FACT NOTICE

Companhia de Bebidas das Américas – AmBev (the “Company”), in compliance with the provisions of Instructions Nos. 358/2002 and 319/1999 of the Brazilian Securities Commission (the “CVM”), and supplementing the information disclosed in the Material Fact Notice dated 12.07.2012, informs the following:

For purposes of the conversion of the Company’s current dual-class share structure, comprised of common and preferred shares, into a single-class share structure comprised exclusively of voting common shares, a proposal for the merger of all shares issued by the Company and not held by Ambev S.A. (“Ambev S.A.” and, together with the Company, the “Companies”), a company registered with the Brazilian National Taxpayer Registry under CNPJ No. 07.526.557/0001-00), and controlled by Interbrew International B.V (“IIBV”), subsidiary of Anheuser-Busch InBev S.A./N.V. (“ABI”), into Ambev S.A. (the “Stock Swap Merger”) will be presented to the shareholders of the Company in accordance with the terms set forth below.

1.             Reasons for and objectives of the Stock Swap Merger and interest of the Companies in its implementation.

1.1. It is believed that the Stock Swap Merger will be advantageous to the shareholders of the Company, to the extent that it will simplify its corporate structure, improve the corporate governance and increase share trading liquidity as well as flexibility for its capital structure management.

1.2. It is intended that the Ambev S.A. shares to be received by the shareholders of the Company be tradeable on the traditional listing segment of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (the “BM&FBOVESPA”), once Ambev S.A. is registered as an issuer of securities in the “A” category, as provided under CVM Instruction No. 480, dated December 7, 2009 (the “Publicly Held Company Registration”), and obtains listing authorization for trading on the traditional listing segment of that stock exchange (the “Listing Authorization”), both of which are already under analysis by the CVM and BM&FBOVESPA, respectively. Additionally, it is intended that the American Depositary Receipts (“ADRs”) representing the new Ambev S.A. common shares that are to be received by holders of the Company’s ADRs be tradeable on the New York Stock Exchange (the “NYSE”), as soon as the proper registrations with the U.S. Securities and Exchange Commission and NYSE are obtained.

2. Acts that preceded the Stock Swap Merger.

2.1. At meetings held on  December 7, 2012 and May 10, 2013, the Board of Directors of the Company approved the submission of the Stock Swap Merger to its shareholders pursuant to the terms of the Protocol and Justification of Merger of Shares Issued by the Company into the Asset Base of Ambev S.A. (the “Protocol and Justification”).

2.2. At a meeting held on May 10, 2013, the Fiscal Council of the Company expressed a favorable opinion on the proposed Stock Swap Merger.

2.3. One of the preliminary steps to the Stock Swap Merger will be the contribution to the capital stock of Ambev S.A. of the totality of the shares of the Company held by ABI, through IIBV and AmBrew S.A. (“Ambrew”), the latter of which is also a subsidiary of ABI (the “Share Contribution”).

3. Exchange ratio, number and class of shares to be issued to the shareholders of the Company and rights provided by the shares.

3.1. At the time of the Stock Swap Merger, Ambev S.A. will have as part of its asset base an amount of shares issued by the Company equal to a 1.1% stake in the Company’s preferred shares, which shall be increased by all the Company shares that are currently held by IIBV and AmBrew and that shall be contributed by IIBV and Ambrew to the capital stock of Ambev S.A. as a preliminary step to the Stock Swap Merger, as well as cash and other assets and liabilities that are almost equivalent to each other and that, therefore, will not impact the exchange ratio adopted for the Stock Swap Merger.

3.2. By virtue of the Stock Swap Merger, each holder of a common or preferred share issued by the Company, or ADRs representing Company common or preferred shares, will have the right to receive five common shares of Ambev S.A. or five ADRs of Ambev S.A., respectively. Consequently, and assuming that no appraisal rights are exercised by the Company’s common shareholders, after the Stock Swap Merger the current shareholders of the Company (whether ABI, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência or the Company’s other shareholders) will be holders of Ambev S.A. shares in the same proportion as the shares of the Company held by them before the transaction.

3.3. The common shares of Ambev S.A., to be issued to the shareholders of the Company in exchange for the Company common and preferred shares currently held by them, will provide the same rights of the Ambev S.A. shares then outstanding, and will be entitled to all benefits, including dividends and other shareholder distributions, that may be declared by Ambev S.A.

3.4. Since, as a result of the Stock Swap Merger, the holders of preferred shares issued by the Company will receive, in exchange for such shares, common shares issued by Ambev S.A., they will lose the following rights that are enjoyed by those preferred shareholders under the By-laws of the Company: (i) priority in capital reimbursement upon a liquidation of the Company; and (ii) right to receive dividends, in cash, that are 10% greater than those payable to the common shares. On the other hand, the holders of preferred shares issued by the Company will receive common shares issued by Ambev S.A. providing for the following rights: (i) each common share is entitled to one vote at Ambev S.A.’s shareholders’ meetings; (ii) mandatory dividends equal to 40% of the adjusted net profit of the fiscal year, which will, therefore, be greater than the mandatory dividend of 35% of the adjusted net profit of the fiscal year currently provided under the Company’s By-laws; and (iii) tag along right equivalent to 80% of the acquisition price paid to the controlling shareholders, in the event of a sale of the control of Ambev S.A., as provided in section 254-A of Law No. 6,404/76.

3.5. The Company does not hold any shares issued by Ambev S.A.

3.6. Based on the decision issued by the CVM at an en banc meeting of the CVM (in a plenary session) held on April 2, 2013, Ambev S.A. was excused from preparing the valuation report required by section 264 of Law No. 6,404/76.

4. Criteria for the appraisal of the Company’s shares, appraiser, the treatment of equity variations and appraisal rights.

4.1. The Company’s shares will be merged into the asset base of Ambev S.A. according to their economic value (valor econômico) based on their average stock exchange trading price on a period ended on April 26, 2013 (the “Reference Date”).

4.2. The management of Ambev S.A. appointed Apsis Consultoria Empresarial Ltda., enrolled with the Brazilian National Taxpayer’s Registry under  CNPJ No. 27.281.922/0001-70, with headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua da Assembleia, 35, 12th floor, Centro (the “Specialized Firm”) to prepare a valuation report of the Company’s shares to be merged into the asset base of Ambev S.A. at their economic value (valor econômico) as calculated pursuant to their stock exchange trading price (the “Valuation Report”). As a result of its analysis, the Specialized Firm delivered to Ambev S.A. the referred Valuation Report.

4.3. The equity variations of the Company from the Reference Date to the date on which the Stock Swap Merger is consummated shall be borne solely by the Company and reflected on Ambev S.A.’s financial statements through application of the equity method of accounting.

4.4. The Specialized Firm declared that (i) there is no conflict of interest, actual or potential, with shareholders of the Company or of Ambev S.A. or with regards to the Stock Swap Merger itself; and (ii) the shareholders or managers of the Company or of Ambev S.A. have not directed, limited, prevented or performed any acts that compromised or may have compromised the access to, use or knowledge of information, assets, documents or work methodology relevant to the quality of the Specialized Firm’s conclusions.

4.5. As provided under paragraph 2 of section 252 and paragraph 2 of section 137 of Law No. 6,404/76, appraisal rights will be extended exclusively to holders of common shares of the Company who dissent from, or abstain from voting on, the resolution relating to the Stock Swap Merger, or who fail to attend the relevant Extraordinary General Shareholders’ Meeting, and who specifically express their intention to exercise such right within 30 days of the date of publication of the minutes of the Extraordinary General Shareholders’ Meeting of the Company that approves the Stock Swap Merger. Payment of the respective appraisal rights reimbursement amount will be subject to consummation of the Stock Swap Merger, as provided in section 230 of Law No. 6,404/76. Such payment will be made by the Company on a future date to be informed. Such payment will only be made in respect of Company shares demonstrably held by shareholders from December 7, 2012 until the actual date of exercise of their respective appraisal right, pursuant to section 137 of Brazilian Law No. 6,404/76. The appraisal rights reimbursement amount will be R$9.231 per Company common share, calculated based on their book value, as determined pursuant to the Company’s financial statements for the fiscal year ended on December 31, 2012, notwithstanding the fact that shareholders are entitled to request the preparation of a more recent balance sheet (balanço especial) for purposes of calculating their appraisal rights reimbursement amount.

5. Issuance price of the Ambev S.A. shares. Composition of the capital stock of Ambev S.A. after the Stock Swap Merger.

5.1. For purposes of Ambev S.A.’s capital increase resulting from the Stock Swap Merger, the total issuance price of the Company shares to be merged into Ambev S.A.’s asset base will be their economic value (valor econômico) calculated based on their average stock exchange trading price during a period ending on the Reference Date.

5.2. Of the total amount of the issuance price of the Ambev S.A. shares, an amount equivalent to R$48,520,868,561.82, corresponding to R$8.1314872 per common share issued by Ambev S.A. will be allocated to the capital stock of Ambev S.A., and the remaining amount of R$48,520,868,561.82 will be allocated to a capital reserve. Ambev S.A. will issue 5,967,034,980 new book-entry common shares, with no par value, and, therefore, its capital stock will be divided into 15,659,382,775 common shares. Such number of shares shall be adjusted for additional issuances of shares of the Company before the Stock Swap Merger, if any, with a resulting change to its net equity. As a result of the Stock Swap Merger, all of the shares issued by the Company will be held by Ambev S.A., and the Company will become a wholly owned subsidiary of Ambev S.A..

5.3. The new Ambev S.A. shares to be issued in connection with the Stock Swap Merger will be subscribed by the managers of the Company, on behalf of its shareholders, pursuant to section 252, paragraph 2 of Law No. 6,404/76, and paid in by means of the merger of the outstanding shares issued by the Company into the asset base of Ambev S.A.

5.4. The lead paragraph of section 5 of the By-laws of Ambev S.A. will be modified in order to reflect the capital increase, as a result of the issuance of new shares in connection with the approval of the Stock Swap Merger.

5.5. Ambev S.A.’s By-laws will be substantially identical to the By-laws of the Company, except with respect to (i) the mandatory dividend, which will be increased from 35% to 40% of the adjusted net profits of the fiscal year, (ii) any necessary amendments associated with having a single-class share structure, as well as any other amendments that may be required by the CVM or BM&FBOVESPA, and (iii) the board of directors, which shall be comprised of two independent members. The election of the board of directors of Ambev S.A., including its two independent members, will occur at a shareholders’ meeting to be called as soon as possible after the consummation of the Stock Swap Merger.

5.6. If the Stock Swap Merger is approved, the lead paragraph of section 5 of the By-laws of the Company shall also be amended to reflect the cancellation of all the shares issued by the Company and held in treasury on the date of the Extraordinary General Shareholders’ Meeting, without reducing the capital stock value of the Company.

6. Corporate Actions Relating to the Stock Swap Merger.

6.1. The consummation of the Stock Swap Merger depends on the performance of the following acts:

(a)   holding an Extraordinary General Shareholders’ Meeting of the Company to approve the Protocol and Justification and the Stock Swap Merger, as well as to authorize the subscription, by the managers of the Company, of the new common shares to be issued by Ambev S.A.; and

(b)   holding an Extraordinary General Shareholders’ Meeting of Ambev S.A. to (i) approve the Protocol and Justification and authorize the capital increase to be subscribed and paid in by the managers of the Company, as a result of the Stock Swap Merger; (ii) confirm the appointment of the Specialized Firm; (iii) approve the Stock Swap Merger as well as the Valuation Report; (iv) approve the assumption by Ambev S.A. of non-exercised stock options granted by the Company under the Stock Option Plan of the Company; and (v) authorize the management of Ambev S.A. to execute all agreements and instruments, and perform all other acts necessary for the consummation of the Stock Swap Merger.

7. Approval Procedure.

7.1. Both the minority holders of common shares and the minority holders of preferred shares issued by the Company will participate in the deliberation process relating to the Stock Swap Merger. At the Company’s Extraordinary General Shareholders’ Meeting that resolves on the transaction, the minority holders of the Company’s preferred shares will initially have the opportunity to express their opinion on the Stock Swap Merger as a separate class.

7.2. The controlling shareholders of the Company have already informed the Company’s management that its vote at the Company’s Extraordinary General Shareholders’ Meeting that will deliberate on the Stock Swap Merger will be bound to the decision the Company’s other holders of Company preferred shares or common shares expressed as separate classes.

7.3. For such purpose, the controlling shareholders will either abstain from voting or will vote its shares so the Stock Swap Merger shall be implemented only if a majority of the Company common and preferred shares held by minority holders attending the referred Extraordinary General Shareholders’ Meeting, as separate classes, are each in favor of the transaction.

8. Costs.

8.1. The Company and Ambev S.A. estimate that the costs incurred with for the consummation of the Stock Swap Merger will be of up to R$33,800,000.00, including expenses with publications, auditors, appraisers, lawyers and other professionals hired to advise on the transaction.

9. Stock Option Plan.

9.1. The Extraordinary General Shareholders’ Meeting of Ambev S.A. that will deliberate on the Stock Swap Merger will also deliberate on the assumption, by Ambev S.A., of the non-exercised stock options granted under the Company’s Stock Option Plan, approved at the Extraordinary General Shareholders’ Meeting held on September 14, 2000, as amended at the Extraordinary General Shareholders’ Meetings held on April 20, 2006, April 27, 2007 and April 28, 2010. At the same Extraordinary General Shareholders’ Meeting of Ambev S.A., a Stock Option Plan for Ambev S.A. will be approved, which shall have the same terms as the Company’s Stock Option Plan currently in effect.

10. Other information regarding the Stock Swap Merger.

10.1. It is proposed that the shares of the Company held in treasury be cancelled on the date of the Stock Swap Merger.

10.2. Rothschild and Banco Itaú BBA were hired to advise the Company on the Stock Swap Merger.

10.3. The registration of the Company as a publicly held company will be maintained after the Stock Swap Merger until further resolution by its then controlling shareholder, Ambev S.A. The Company’s shares shall be delisted from the traditional segment of the BM&FBOVESPA as soon as Ambev S.A. obtains its Publicly Held Company Registration and its Listing Authorization.

10.4. The Stock Swap Merger will not cause Ambev S.A. to succeed to any properties, rights, assets, obligations or responsibilities of the Company, which shall maintain its separate legal status.

11. Disclosure of Documents.

11.1.  The Protocol and Justification and all other documents referred to in this material fact notice and in section 3 of CVM Instruction No. 319/99 will be available, as of the present date, at the Company’s headquarters and Investor Relations website (www.ambev-ir.com), as well as on the websites of the CVM and BM&FBOVESPA.

São Paulo, May 10, 2013.

/s/Nelson José Jamel

Companhia de Bebidas das Américas – AmBev

Nelson José Jamel

Investor Relations Officer

Additional Information and Where to Find Them:

This Material Fact Notice is for informational purposes only and is neither an offer to purchase or a solicitation of an offer to sell any shares or other securities of Ambev S.A. or the Company nor a solicitation of any proxy, vote or approval.  The proposed Stock Swap Merger of Ambev S.A. with the Company described in this Material Fact Notice will be submitted to a vote of the shareholders of those companies at separate shareholders’ meetings of each of them.

The distribution of new common shares (including in the form of American Depositary Shares (“ADSs”)) of Ambev S.A. to holders of the Company’s shares and ADSs will be made only pursuant to an effective registration statement that Ambev S.A. intends to file with the U.S. Securities and Exchange Commission (the “Commission”).  In connection with the Stock Swap Merger, Ambev S.A. plans to file with the Commission (i) one or more registration statements on Form F-4 containing a prospectus that will be mailed to holders of ADSs of the Company and (ii) other documents regarding the proposed Stock Swap Merger.  Investors and security holders of the Company are urged to carefully read these materials and the definitive versions thereof, as well as any other relevant documents filed with the Commission as they become available because they will contain important information about Ambev S.A., the Company and the proposed Stock Swap Merger.  Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed Stock Swap Merger, when available, free of charge on the Commission’s website at www.sec.gov or from the Company.